Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178333 and

Nos. 333-178333-01 through 333-178333-12

Prospectus Supplement No. 22

(To Prospectus dated December 29, 2011)

Horizon Lines, Inc.

Common Stock, Warrants, 6.00% Series A Convertible Secured Notes due 2017 and 6.00%

Series B Mandatorily Convertible Secured Notes due 2017

This Prospectus Supplement No. 22 supplements and amends the prospectus dated December 29, 2011, as supplemented by Prospectus Supplement No. 1 dated January 12, 2012, Prospectus Supplement No. 2 dated January 30, 2012, Prospectus Supplement No. 3 dated February 24, 2012, Prospectus Supplement No. 4 dated March 28, 2012, Prospectus Supplement No. 5 dated April 11, 2012, Prospectus Supplement No. 6 dated April 13, 2012, Prospectus Supplement No. 7 dated April 24, 2012, Prospectus Supplement No. 8 dated May 7, 2012, Prospectus Supplement No. 9 dated May 9, 2012, Prospectus Supplement No. 10 dated June 7, 2012, Prospectus Supplement No. 11 dated July 6, 2012 and Prospectus Supplement No. 12 dated July 18, 2012, Prospectus Supplement No. 13 dated July 27, 2012, Prospectus Supplement No. 14 dated August 2, 2012, Prospectus Supplement No. 15 dated August 7, 2012, Prospectus Supplement No. 16 dated August 28, 2012, Prospectus Supplement No. 17 dated September 17, 2012, Prospectus Supplement No. 18 dated October 29, 2012, Prospectus Supplement No. 19 dated November 2, 2012, Prospectus Supplement No. 20 dated November 8, 2012, Prospectus Supplement No. 21 dated December 7, 2012 and Prospectus Supplement No. 22 dated December 28, 2012 (collectively referred to herein as the “Prospectus”).

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K dated December 28, 2012, which is attached hereto.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

See “Risk Factors” beginning on page 18 of the Prospectus dated December 29, 2011, for a discussion of certain risks that you should consider prior to investing in the securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is December 28, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 26, 2012

HORIZON LINES, INC.

(Exact name of registrant as specified in its Charter)

Delaware	001-32627	74-3123672
(State or Other Jurisdiction of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4064 Colony Road, Suite 200
Charlotte, North Carolina 28211
(Address of Principal Executive Offices, including Zip Code)

(704) 973-7000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers, Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 26, 2012, the Compensation Committee (the “Committee”) of the Board of Directors of Horizon Lines, Inc. (the “Company”) approved the promotion of Michael F. Zendan II from Senior Vice President and General Counsel to Executive Vice President and General Counsel in connection with additional responsibilities assigned to him. The Committee also approved an increase of Mr. Zendan’s base annual salary from $300,000 to $370,000.

The Committee also granted Mr. Zendan 241,667 restricted stock units subject to the terms of the Company’s 2012 Incentive Compensation Plan (the “2012 Plan”). Thirty percent of the restricted stock units will vest on March 31, 2014 and twenty percent of the restricted stock units will vest on March 31, 2015 solely if Mr. Zendan remains in continuous employment with the Company. If Mr. Zendan remains in continuous employment with the Company and certain performance goals established by the Committee have been met, an additional thirty percent of the restricted stock units will vest on March 31, 2014 and an additional twenty percent of the restricted stock units will vest on March 31, 2015. If any of the performance based restricted stock units do not vest on their assigned performance date solely because the performance goals are not met, then such restricted stock units shall remain outstanding and be eligible to vest on subsequent vesting dates to the extent the Company achieves the performance goals for such subsequent performance period.

All of the unvested restricted stock units shall immediately vest and no longer be subject to restriction immediately prior to a change of control, as defined in the 2012 Plan. All of the restricted stock units carry dividend equivalent rights.

The foregoing summary of the restricted stock units granted to officers is qualified in its entirety by reference to the full text of the form of the Restricted Stock Unit Agreement, which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

10.1	Form of Restricted Stock Unit Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON LINES, INC.
(Registrant)

Date: December 28, 2012	By:	/s/ Michael T. Avara

Michael T. Avara
Executive Vice President and Chief Financial Officer

Exhibit Index

10.1	Form of Restricted Stock Unit Agreement

Exhibit 10.1

RESTRICTED STOCK UNIT AGREEMENT

RESTRICTED STOCK UNIT AGREEMENT (this “Agreement”), dated as of December 26, 2012 (the “Grant Date”), by and between Michael F. Zendan II (the “Participant”) and Horizon Lines, Inc., a Delaware corporation (the “Company”), is made pursuant to and subject to the provisions of the Company’s 2012 Incentive Compensation Plan (the “Plan”). The Plan, as it may be amended from time to time, is incorporated herein by reference. All terms used herein that are defined in the Plan shall have the meanings given to them in the Plan.

1. Grant of Restricted Stock Units. Pursuant to the provisions of the Plan and this Restricted Stock Unit Agreement (the “Agreement”), the Company hereby grants to the Participant 241,667 restricted stock units (the “RSUs”) subject to the terms and conditions of the Plan and subject further to the restrictions, terms and conditions herein set forth.

2. Vesting. The RSUs shall vest and cease to be subject to any restrictions in accordance with the provisions of this Section 2.

(a)	Time-Based RSUs. Fifty percent (50%) of the RSUs shall be “Time-Based RSUs” and shall vest in accordance with the following schedule:

(i)	Sixty percent (60%) of the Time-Based RSUs will vest if the Participant remains in continuous employment with the Company from the Grant Date to March 31, 2014; and

(ii)	Forty percent (40%) of the Time-Based RSUs will vest if the Participant remains in continuous employment with the Company from the Grant Date to March 31, 2015.

Any Time-Based RSUs that are unvested at the time of the Participant’s termination of employment shall be forfeited.

(b)	Performance-Based RSUs. The remaining fifty percent (50%) of the RSUs shall be “Performance-Based RSUs” and shall vest on the dates set forth below (each, a “Performance Vesting Date”) in accordance with the following schedule:

(i)	Sixty percent (60%) of the Performance-Based RSUs will vest on March 31, 2014 if the Participant remains in continuous employment with the Company from the Grant Date to March 31, 2014 and the performance goals established by the Committee for the Company’s 2013 fiscal year (the “2013 Performance Year”) are fully achieved; and

(ii)	Forty percent (40%) of the Performance-Based RSUs will vest on March 31, 2015 if the Participant remains in continuous employment with the Company from the Grant Date to March 31, 2015 and the performance goals established by the Committee for the Company’s 2014 fiscal year (the “2014 Performance Year”) are fully achieved.

The Committee shall in its sole discretion establish the performance goals for a fiscal year (a “Performance Year”), and also may provide for vesting of less than the full number of RSUs eligible to vest for such Performance Year based on lower levels of performance goal achievement for that Performance Year. The Committee shall establish the performance goals for the 2013 Performance Year and the 2014 Performance Year as soon as practicable following the first day of each such Performance Year. The Committee shall determine the number of RSUs that may vest for a particular Performance Year, contingent upon the Participant’s continued employment with the Company through March 31st of the year following the applicable Performance Year, after the Audit Committee of the Board has completed its final review of the Company’s audited financial statement for such Performance Year.

Notwithstanding the vesting schedule described above, if any Performance-Based RSUs do not vest on March 31, 2014 solely because the performance goals for the 2013 Performance Year were not fully achieved, such Performance-Based RSUs will not be forfeited, but will remain outstanding and shall be eligible to vest March 31, 2015 if the Participant remains in continuous employment with the Company to March 15, 2015 and to the extent that the performance goals established by the Committee for the 2014 Performance Year ending are achieved.

Except as otherwise specifically provided in this Agreement, unvested Performance-Based RSUs shall be forfeited upon the Participant’s termination of employment; provided, however, that if the Participant’s employment terminates after March 31st following the end of a Performance Year but before the Committee has determined the extent to which the performance goals for such Performance Year have been met, unvested Performance-Based RSUs shall not be forfeited until the Committee has made its determination of performance goal achievement for that Performance Year. In addition, the Participant shall forfeit all remaining unvested Performance-Based RSUs that do not vest based on the achievement of the performance goals for the 2014 Performance Year.

(c)	Additional Vesting Events. Notwithstanding the foregoing, all outstanding and unvested RSUs shall become vested and no longer subject to restriction immediately prior to a Change of Control.

3. Settlement of RSUs.

(a)	Each vested RSU shall be settled by lump sum delivery of shares of Company Stock (and potentially in cash, as described below), within thirty (30) days following termination of the Participant’s employment with the Company or, if a Change of Control occurs before the Participant’s termination of employment, immediately prior to the occurrence of such Change of Control. Fifty percent (50%) of the vested RSUs shall be settled in shares of Company Stock and the remaining fifty percent (50%) of such vested RSUs shall be settled, in the discretion of the Committee, either in shares of Company Stock, cash or any combination thereof (the amount of any cash to be determined based on the value of a share of Company Stock on the settlement date). All settlements of the vested RSUs shall be made in a single lump-sum payment.

(b)

Notwithstanding the foregoing, if the Committee determines pursuant to Section 2(b) that any Performance-Based RSUs have vested following the Participant’s termination of employment with the Company occurring after the March 31st immediately following the end of a Performance Year, then such vested RSUs shall be settled by lump sum delivery of shares of Company Stock and, if applicable, cash in accordance with the requirements of subsection (a). Settlement shall occur during the Company’s fiscal year that immediately follows the Performance Year to which such vesting relates (and within no later than thirty (30) days following the final review by the Audit Committee of the Board of the Company’s audited financial statements for such Performance Year).

(c)	The lump sum delivery described above shall include an additional amount of cash equal to the amount of dividend equivalents credited to the RSU (if any). The Company shall cause to be delivered to the Participant one or more unlegended, freely-transferable stock certificates in respect of the shares of Company Stock issued upon settlement of vested RSUs.

(d)	No fractional shares of Company Stock will be issued pursuant to this Agreement. The Company will pay the Participant an amount in cash equal to the value of any fractional share of Company Stock that would have been issued to the Participant. Such cash payment shall be made at the same time as the other cash payments required pursuant to this Section 3.

4. Dividend Equivalent Rights. The RSUs do not provide the Participant with the rights of a shareholder of Company Stock. However, the Participant shall accumulate dividend equivalent rights on all RSUs in an amount equal to the cash dividends paid with respect to a share of Company Stock on each date prior to payment of the Participant’s RSUs that a cash dividend is paid on the Company Stock. The dividend equivalent rights shall be held by the Company as a bookkeeping account and shall be subject to the same terms and conditions (including vesting terms) as the corresponding RSUs and shall accumulate and be paid in the form of a single cash lump-sum payment if and when payment for the corresponding RSUs is made.

5. No Ownership. Other than the right to receive dividend equivalents, the Participant shall not have any rights of a stockholder with respect to the RSUs (including, without limitation, voting rights) until shares of Company Stock have been distributed to the Participant in connection with the Participant’s vested RSUs.

6. Nontransferability of the RSUs. The RSUs and any interest therein may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution and subject to the conditions set forth in this Agreement. Any attempt to transfer RSUs in contravention of this section is void ab initio. The RSUs shall not be subject to execution, attachment or other process.

7. Other Restrictions.

(a)	The RSUs shall be subject to the terms of any compensation recoupment policy now in effect or subsequently adopted by the Board (or the Committee). The terms of any such compensation recoupment policy shall be made a part of this Agreement.

(b)	The Participant acknowledges that the Participant is subject to the Company’s policies regarding compliance with securities laws (as in effect from time to time), and, pursuant to these policies, if the Participant is on the Company’s insider list, the Participant shall be required to obtain pre-clearance from the Company’s General Counsel prior to purchasing or selling any of the Company’s securities, including any shares issued upon vesting of the RSUs, and may be prohibited from selling such shares other than during an open trading window. The Participant further acknowledges that, in its discretion, the Company may prohibit the Participant from selling such shares even during an open trading window if the Company has concerns over the potential for insider trading.

8. Equitable Adjustment. If the number of outstanding shares of Company Stock is increased or decreased as a result of a Stock dividend, stock split or combination of shares, recapitalization, merger in which the Company is the surviving corporation, or other change in the Company’s capitalization without receipt of consideration by the Company, the number and kind of the RSUs shall be proportionally adjusted by the Committee as contemplated by the Plan, whose determination shall be binding.

9. Taxes. The Participant shall be required to pay to the Company, or make arrangements satisfactory to the Company regarding the payment by the Participant to the Company of, an amount equal to all Applicable Withholding Taxes. The parties may provide for payment of Applicable Withholding Taxes by having the Company retain that number of shares of Company Stock (valued at their Fair Market Value as of the date of retention) that would satisfy all or a specified portion of such taxes. No payment with respect to the RSUs granted under this Agreement shall be made until the Participant has paid or has made arrangements approved by the Company to satisfy in full all Applicable Withholding Taxes.

10. No Right to Continued Employment. Nothing contained in this Agreement shall be deemed to confer upon the Participant any right to continue in the employment of the Company or any Affiliate.

11. Miscellaneous.

(a)	Governing Law/Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina without reference to principles of conflict of laws.

(b)	Notices. Any notice required or permitted under this Agreement shall be deemed given when delivered in accordance with the notice provisions of the Plan.

(c)	Failure to Enforce Not a Waiver. The failure of either party hereto to enforce at any time any provision of this Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

(d)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original but all of which together shall represent one and the same agreement.

(e)	Modifications; Entire Agreement; Headings. This Agreement cannot be changed or terminated orally. This Agreement and the Plan contain the entire agreement between the parties relating to the subject matter hereof. The section headings herein are intended for reference only and shall not affect the interpretation hereof.

12. Internal Revenue Code Section 409A.

(a)	It is intended that any amounts payable under this Agreement shall either be exempt from or comply with Section 409A of the Code (including the Treasury regulations and other published guidance relating thereto) (“Code Section 409A”) so as not to subject the Participant to payment of any interest or additional tax imposed under Code Section 409A, and shall be consistently interpreted in accordance with such intent. To the extent that any amount payable under this Agreement would trigger the additional tax, penalty or interest imposed by Code Section 409A, this Agreement shall be modified to avoid such additional tax, penalty or interest yet preserve (to the nearest extent reasonably possible) the intended benefit payable to the Participant. No provision of this Agreement shall be interpreted or construed to transfer any liability for failure to comply with the requirements of Section 409A from Participant or any other individual to the Company or any of their respective Affiliates, employees or agents.

(b)	To the extent a payment or benefit under this Agreement is nonqualified deferred compensation subject to Code Section 409A, a termination of employment by the Participant shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service” within the meaning of Code Section 409A. If the Participant is deemed on the date of a separation from service (within the meaning of Code Section 409A) to be a “specified employee” (within the meaning of that term under Section 409A(a)(2)(B) of the Code and determined using any identification methodology and procedure selected by the Company from time to time, or, if none, the default methodology and procedure specified under Code Section 409A), then with regard to any payment or the provision of any benefit that is “nonqualified deferred compensation” within the meaning of Code Section 409A and which is paid as a result of the Participant’s “separation from service,” such payment or benefit shall not be made or provided prior to the date which is the earlier of (i) the expiration of the six (6)-month period measured from the date of such “separation from service” of the Participant, and (ii) the date of the Participant’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this clause (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid to the Participant in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

HORIZON LINES, INC.

By:
Samuel A. Woodward
President and Chief Executive Officer

PARTICIPANT

Michael F. Zendan II